Mail Stop 0407

      							September 12, 2005

Via Mail and Fax (3954-0001)
Mr. Soren Degn
Chief Financial Officer
EuroTrust A/S
Poppelgaardvej 11-13
2860 Soeborg
Denmark


	Re:	EuroTrust A/S
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 3, 2005
		File No. 0-30690


Dear Mr. Degn:

      We have reviewed your supplemental response letter dated
August
11, 2005 as well as your filing and have the following comment.
As
noted in our comment letter dated August 3, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 7: Business Acquisitions and Divestitures; page F-23

1. Please refer to previous comment 2. Regarding the disposition of
EuroTrust Secure Hosting A/S and of Eurotrust NetVaulting A/S, tell us how you considered example No. 9 of EITF 03-13 in your analysis.
In addition, tell us in detail how you concluded that the divestitures of EuroTrust Realtime Security A/S, EuroTrust PKI, and
Virus112 A/S should not be classified as discontinued operations. In your response, address EITF 03-13 and paragraph 42 of SFAS 144.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Soren Degn
EuroTrust A/S
September 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE